UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,
Tel Aviv, 6777506 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

monday.com Ltd. (the “Company”) today announced the results of the Company’s annual general meeting of shareholders (the “Meeting”), which was held at 6:00 p.m. (Israel time) on July 31, 2025, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel.

At the Meeting, the Company’s shareholders voted upon the following proposals as set forth in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on June 26, 2025:

Proposal 1:

To re-elect each of Mr. Roy Mann, Ms. Gili Iohan and Mr. Ronen Faier as Class I directors, each to serve until the Company’s annual general meeting of shareholders in 2028, and until his or her successor is duly elected and qualified.

1a (Mr. Roy Mann):

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
38,763,075	2,472,559	17,589	94.00%

1b (Ms. Gili Iohan):

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
40,336,005	404,420	512,798	99.00%

1c (Mr. Ronen Faier):

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
40,327,564	412,740	512,919	98.98%

Mr. Roy Mann, Ms. Gili Iohan and Mr. Ronen Faier were re-elected by the Company’s shareholders as Class I directors by the requisite majority in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s articles of association (the “Articles”).

Proposal 2:

To re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such accounting firm.

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
40,910,861	324,812	17,550	99.21%

Proposal 2 was approved by the Company’s shareholders by the requisite majority in accordance with the Companies Law and the Articles.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-256964, 333-263614, 333-270515, 333-277913 and 333-285845) and Form F-3 (File No. 333-277915).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: July 31, 2025